UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 11)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 11 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on May 31, 2006 and amended on May 31, June 5, June 6, June 7, June 12, June 13, June 14, June 22 and June 23, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 3.     Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 is hereby amended and supplemented by adding the following after the second paragraph of “Arrangements Between Inco and its Directors and Senior Officers — Executive Employment Agreements” in the Directors’ Circular:
     On June 21, 2006 Inco’s Board of Directors approved updated versions of the Executive Employment Agreements and the agreements described in the preceding paragraph. Updates include provisions required in light of changes in applicable law, clarifications to certain sections and definitions and changes to reflect market practice (including provision that departing executives will receive their severance payment in a lump sum). The Board also extended the Executive Employment Agreements to the three Management Committee members (Ronald C. Aelick, Mark Cutifani and Simon A. Fish) who were not party to the previous form of Executive Employment Agreement to provide the three Management Committee members with the same contractual benefits the other four members of such committee have. The agreements were entered into with the affected executives on June 26, 2006.
     The foregoing description of the changes to the forms of agreement is qualified in its entirety by reference to the forms of updated agreements, which are filed as Exhibits (e)(8)–(9) hereto and incorporated herein by reference.
Item 9.     Exhibits.
     Item 9 is hereby amended and supplemented by adding the following hereto:

(a)(27)	Presentation made by Inco on June 26, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on June 26, 2006)

(a)(28)	Press release issued by Inco on June 26, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on June 26, 2006)

(a)(29)	Press release issued by Inco on June 26, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on June 26, 2006)

(a)(30)	Update for employees issued by Inco on June 26, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on June 26, 2006)

(e)(8)
Form of agreement between all of the executive officers of Inco and Inco covering severance payments and continuation of certain benefits in the event of involuntary termination of employment (except for cause) or resignation under certain circumstances not wholly voluntary within two years following a change of control (as defined in such agreement)

(e)(9)
Form of agreement between Scott M. Hand, Peter C. Jones, Peter J. Goudie, Robert D.J. Davies, Ronald C. Aelick, Mark Cutifani and Simon A. Fish and Inco covering severance payments and continuation of certain benefits in the event of involuntary termination of employment (except for cause) or resignation under certain circumstances not wholly voluntary

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Simon A. Fish

Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
June 26, 2006